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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of October, 2001.



                                 CNH GLOBAL N.V.

                 (Translation of Registrant's Name Into English)


                               World Trade Center
                               Tower B, 10th Floor
                                Amsterdam Airport
                                 The Netherlands

                    (Address of Principal Executive Offices)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F      X       Form 40-F
                     ----------           ----------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes             No      X
              ----------     -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                      [CNH LOGO]

                                  NEWS RELEASE
                             FOR IMMEDIATE RELEASE
                             ---------------------


     WEAKENING SALES OF CONSTRUCTION EQUIPMENT TO IMPACT
     CNH FOURTH QUARTER EARNINGS


           For more      (Lake Forest) October 4, 2001. CNH Global N.V.
information contact:     (NYSE:CNH) today announced that weakening sales in the
   Jeffrey T. Walsh      construction equipment industry are expected to
    Media Relations      adversely affect the company's performance in the
   (1) 847 955 3939      fourth quarter of 2001. Third quarter results, to be
                         announced on October 25, 2001, are expected to be
   Albert Trefts Jr.     within the guidance communicated in July, that is, a
 Investor Relations      loss of between $.35 and $.45 per share. Detailed
   (1) 847 955 3821      guidance for the fourth quarter will be provided in the
                         company's third quarter earnings release and conference call.

                         CNH expects that construction equipment industry sales will decline further in the fourth quarter across all major markets resulting in a full year world wide industry decline of approximately 15%, compared to the previous year. The industry decline is greater for light equipment, the sector in which CNH is the market leader. Sales of CNH construction equipment are down essentially in line with the industry, except for backhoe loaders, where company sales were adversely impacted by a model changeover at the beginning of the year. As a result, CNH is reducing production across most CE product lines during the fourth quarter, in order to bring inventories in line with lower retail demand. These reductions in production and inventories will allow CNH to improve its cash position.

                         The agricultural equipment industry sales in the Americas and Western Europe were stronger than expected in the third quarter and this positive trend should continue through the balance of the year. Sales of CNH agricultural equipment in the third quarter were in line with the industry.

                         The company continues to aggressively implement its restructuring and development plan. CNH benefits from the favorable dealer and customer response from new products introduced this year through its multiple distribution channels. Merger related profit improvements continue to accrue from manufacturing efficiencies, reductions in material costs and in SG&A expenses. In addition, CNH continues to emphasize process reengineering programs to streamline administrative processes to reduce SG&A, further improve its supply chain to reduce working capital, and revamp its product development processes to improve quality and product cost.

                         CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations.



                         - CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com -


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                         Revenues in 2000 were over $10 billion. Based in the
                         United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.


















                         - CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com -
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            CNH Global N.V.



                                            By:  /s/ Debra E. Kuper
                                                --------------------------------
                                                     Debra E. Kuper
                                                     Assistant Secretary



October 4, 2001